UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 10)

GENTIUM S.p.A.

(Name of Subject Company (Issuer))

JAZZ PHARMACEUTICALS ITALY S.p.A.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

(Names of Filing Persons (Offerors))

Ordinary Shares, no par value per share

and

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

The CUSIP number for the Ordinary Shares, which are not traded on U.S. markets, is 37250B922.

The CUSIP number for the related American Depositary Shares is 37250B104.

(CUSIP Number of Class of Securities)

Suzanne Sawochka Hooper, Esq.

Executive Vice President and General Counsel

Jazz Pharmaceuticals Public Limited Company

c/o Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, California 94304

Tel: (650) 496-3777

Copy to:

Keith A. Flaum, Esq.

Jane Ross, Esq.

James R. Griffin, Esq.

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, CA 94065

(650) 802-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,011,728,625.00	$130,310.65

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 17,749,625 Ordinary Shares, no par value per share, which includes (A) 10,984,130 Ordinary Shares represented by 10,984,130 American Depositary Shares outstanding, and (B) 2,194,494 Ordinary Shares not yet outstanding but underlying outstanding equity awards, in each case not owned by the Filing Persons, that may be purchased in the tender offer, and (ii) the tender offer price of $57.00 per Ordinary Share and per American Depositary Share.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Exchange Act, and Fee Rate Advisory #1 for fiscal year 2014, issued August 30, 2013, is $128.80 per $1 million (prorated for amounts less than $1 million) of the aggregate Transaction Valuation. The filing fee is calculated by multiplying the transaction value by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $130,310.65	Filing Party: Jazz Pharmaceuticals Italy S.p.A. (formerly known as Jazz Pharmaceuticals Italy S.r.l.) and Jazz Pharmaceuticals Public Limited Company
Form or Registration Number: Schedule TO	Date Filed: December 23, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 10 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Schedule TO”) relating to the offer by Jazz Pharmaceuticals Italy S.p.A., an Italian società per azioni (formerly known as Jazz Pharmaceuticals Italy S.r.l., an Italian società a responsabilià limitata) (“Purchaser”) and a wholly-owned subsidiary of Jazz Pharmaceuticals Public Limited Company, a public limited company formed under the laws of Ireland (“Parent” or “Jazz Pharmaceuticals”), to purchase all outstanding shares of ordinary stock, no par value per share (the “Ordinary Shares”), and all outstanding American Depositary Shares, each representing one Ordinary Share and evidenced by an American Depositary Receipt (“ADR”) issued by The Bank of New York, as depositary (the “ADSs”) of Gentium S.p.A., a società per azioni incorporated in Italy (the “Company” or “Gentium”), at a purchase price of $57.00 per Ordinary Share and per ADS (without duplication for Ordinary Shares underlying ADSs), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2013 (which, together with any amendments or supplements thereto, collectively constitute the “Offer to Purchase”) and in the related ADS Letter of Transmittal (the “ADS Letter of Transmittal”) and Share Form of Acceptance (the “Share Form of Acceptance” and, together with the ADS Letter of Transmittal and Offer to Purchase, as amended or supplemented from time to time, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(G), respectively. The information set forth in the Offer to Purchase and the related ADS Letter of Transmittal and Share Form of Acceptance are incorporated by reference herein.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-11.	Additional information.

The Offer to Purchase and Items 1-11 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented by amending and supplementing the information set forth in Section 7 (Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing; Deposit Agreement; Exchange Act Registration and Margin Regulations) and Schedule 1 of the Offer to Purchase as follows:

The following paragraph amends and restates the first full paragraph on page 14 of the Offer to Purchase in its entirety:

On and after the date of termination, holders of ADSs will be entitled to delivery of Ordinary Shares and any other deposited securities represented by the ADSs surrendered upon (i) surrender of such ADSs at the Corporate Trust Office of the Depositary, (ii) payment of the fee of the Depositary for the surrender of such ADSs and (iii) payment of any applicable taxes or government charges. If any ADSs remain outstanding after the date of termination, the Depositary will discontinue the registration of transfers of ADSs, will suspend the distribution of dividends to the holders thereof, and will not give any further notices or perform any further acts under the Deposit Agreement, except (a) collecting dividends and other distributions pertaining to the deposited securities, if any, (b) selling rights, if any, as provided in the Deposit Agreement and (c) delivering Ordinary Shares, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADSs surrendered to the Depositary (after deduction of the fee of the Depositary for the surrender of ADSs, any expenses for the account of the holder of ADSs and any applicable taxes or government charges). While the Deposit Agreement currently allows for ADS holders to exchange their ADSs for a period of one year following termination of the Deposit Agreement, the Depositary has advised Purchaser that it is willing to amend the Deposit Agreement to shorten such exchange period to 60 days. At any time after the expiration of the exchange period following the date of termination (which would be a 60-day period if the Deposit Agreement is so amended), the Depositary may sell any remaining Ordinary Shares underlying the ADSs and will hold uninvested the proceeds of any such sale, as well as any other cash it is holding under the Deposit Agreement for the pro rata benefit of the holders of ADSs which have not theretofore been surrendered, and shall have no liability for interest with respect to such proceeds. The Depositary’s only obligation will then be to account for the proceeds of the sale and other cash (after deduction of the fee of the Depositary for the surrender of ADSs, expenses for the account of the holder of ADSs and any applicable taxes or government charges). After termination, the Company’s only obligation under the Deposit Agreement will be with respect to indemnification and to pay certain amounts to the Depositary. The Depositary has advised Purchaser that its general policy is to sell unsurrendered securities following the expiration of the exchange period after the termination of any deposit agreement, subject to review of each situation on a case by case basis. Since there is no public market for Ordinary Shares, and we do not intend to take steps to create such a market, the Depositary will be limited in its ability to sell the Ordinary Shares following a termination of the Deposit Agreement. Given the lack of a trading market for the Ordinary Shares, it is not clear at what price the Ordinary Shares could be sold. If the Deposit Agreement is amended to decrease the exchange period from one year to 60 days following termination of the Deposit Agreement, we intend to seek to purchase Ordinary Shares from the Depositary following the expiration of the exchange period for a per share price equal to the Offer Price.

The following paragraphs are added as the new antepenultimate and penultimate paragraphs of Section 7 of the Offer to Purchase:

Company Board Approval. On January 28, 2014, the Company Board met and, among other things, approved the voluntary delisting of the ADSs from Nasdaq and the deregistration of the Ordinary Shares and ADSs under the Exchange Act. The Company Board also approved submitting proposals to delist the ADSs from Nasdaq and deregister the Ordinary Shares and ADSs under the Exchange Act to an extraordinary meeting of the Company’s shareholders to be held on February 28, 2014. At such meeting, Purchaser, as the holder of more than 66 2/3% of the then outstanding Ordinary Shares, expects to vote in favor of the proposals to delist the ADSs from Nasdaq and deregister the ADSs and Ordinary Shares.

Subject to approval by the Company’s shareholders of the proposals to delist the ADSs from Nasdaq and deregister the ADSs and Ordinary Shares, the Company intends to amend and terminate the Deposit Agreement shortly following such extraordinary meeting of the Company’s shareholders such that, approximately 90 days following notice by the Depositary to the holders of ADSs of the amendment and termination of the Deposit Agreement, the Depositary will be able to sell any Ordinary Shares underlying ADSs not otherwise delivered in exchange for ADSs surrendered to the Depositary prior to such time. Purchaser also intends to offer to purchase such Ordinary Shares from the Depositary at a per share price equal to the Offer Price.

The entry for James C. Momtazee on page 3 of Schedule 1 is removed in its entirety.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

By:	/s/ Suzanne Sawochka Hooper
	Name:	Suzanne Sawochka Hooper

	Title:	Executive Vice President and General Counsel

JAZZ PHARMACEUTICALS ITALY S.p.A.

By:	/s/ Fintan Keegan
	Name:	Fintan Keegan

	Title:	Director

Date: January 30, 2014

EXHIBIT LIST

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated December 23, 2013.*

(a)(1)(B)	Form of ADS Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Form of Share Form of Acceptance.*

(a)(5)(A)	Summary Advertisement as published in The Wall Street Journal on December 23, 2013.*

(a)(5)(B)	Joint Press Release of Jazz Pharmaceuticals and Gentium issued on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(C)	Jazz Pharmaceuticals investor presentation first made available on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 19, 2013).

(a)(5)(D)	Transcript from investor/analyst conference call held on December 19, 2013 (incorporated by reference to Exhibit 99.1 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(E)	Email from Jazz Pharmaceuticals’ Chief Executive Officer to employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.2 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(F)	Letter from Jazz Pharmaceuticals’ Chief Executive Officer to Gentium employees, sent on December 19, 2013 (incorporated by reference to Exhibit 99.3 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(G)

Media Standby Statement, first used on December 19, 2013 (incorporated by reference to Exhibit 99.4 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(H)

Gentium Transaction Internal Communications Q&A, first used on December 19, 2013 (incorporated by reference to Exhibit 99.5 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(I)	Jazz Pharmaceuticals Overview Presentation, first used on December 20, 2013 (incorporated by reference to Exhibit 99.6 from the Schedule TO-C filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(a)(5)(J)	Portion of transcript from Jazz Pharmaceuticals conference call to discuss acquisition of rights to ADX-N05 from Aerial BioPharma, LLC held on January 13, 2014.*

(a)(5)(K)	Jazz Pharmaceuticals investor presentation, first used at the J.P. Morgan Healthcare Conference in San Francisco, California on January 13, 2014.*

(a)(5)(L)	Portion of transcript of oral presentation by Jazz Pharmaceuticals at the J.P. Morgan Healthcare Conference in San Francisco, California on January 13, 2014.*

(a)(5)(M)	Complaint captioned Xavion Jyles, Individually and on Behalf of All Others Similarly Situated v. Gentium S.P.A. et al, filed on or about January 15, 2014, in the United States District Court for the Southern District of New York.*

(a)(5)(N)	Press Release of Jazz Pharmaceuticals issued on January 23, 2014.*

(a)(5)(O)	Post-Closing Standby Statement for use by Jazz Pharmaceuticals.*

(b)(1)

Amended and Restated Commitment Letter, dated as of January 6, 2014, by and between Jazz Pharmaceuticals plc, Barclays Bank PLC, J.P. Morgan Securities LLC, JPMorgan Chase Bank, N.A., Merrill Lynch Pierce, Fenner & Smith Incorporated, Bank of America, N.A., Citigroup Global Markets Inc., Morgan Stanley Senior Funding, Inc., Royal Bank of Canada, DNB Bank ASA and DNB Capital Markets, Inc.*

(b)(2)	Amendment No. 1, dated as of June 13, 2013, to the Original Credit Agreement and related Guaranty, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Purchaser, as borrowers, Jazz Pharmaceuticals, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on June 13, 2013).

(b)(3)	Amendment No. 2, dated as of January 23, 2014, to the Credit Agreement, dated as of June 12, 2012, by and among Jazz Pharmaceuticals, Inc., Jazz Financing I Limited and Jazz Pharmaceuticals Ireland Limited, as borrowers, Jazz Pharmaceuticals Public Limited Company, as guarantor, the Lenders thereto and Barclays Bank PLC, as Administrative Agent, Collateral Agent, L/C Issuer and Swing Line Lender (incorporated by reference to Exhibit 10.1 from the Form 8-K filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on January 24, 2014).

(d)(1)	Tender Offer Agreement, dated as of December 19, 2013, by and among Jazz Pharmaceuticals, Gentium and Purchaser (incorporated by reference to Exhibit 2.1 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(2)	Form of Support Agreement (incorporated by reference to Exhibit 99.3 from the Form 8-K/A filed by Jazz Pharmaceuticals with the Securities and Exchange Commission on December 20, 2013).

(d)(3)	Form of Transition, Amendment and Release Agreement.*

(d)(4)	Form of Consultancy Agreement.*

(d)(5)	Form of Retention and Amendment Agreement.*

(d)(6)	Confidentiality and Nondisclosure Agreement, entered into effective September 30, 2013, by and between Jazz Pharmaceuticals and Gentium.*

*	Previously filed.